United States securities and exchange commission logo





                             November 10, 2020

       Robert Machinist
       Chief Executive Officer
       Troika Media Group, Inc.
       101 S. La Brea Avenue
       Los Angeles, CA 90036

                                                        Re: Troika Media Group,
Inc.
                                                            Amendment No. 9 to
Draft Registration Statement on Form S-1
                                                            Submitted November
3, 2020
                                                            CIK No. 0001021096

       Dear Mr. Machinist:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Proposed Acquisitions, page 4

   1. Please update your disclosure regarding the status of your "negotiations with several companies." Provide
quantified detail of the proposed purchase price or range of prices under consideration.
Specifically indicate whether or not you believe it is probable that one or more
acquisitions will be consummated and advise us. Also, with respect to any probable acquisitions,
explain to us your consideration of Rule 8-04 and Article 11 of
                                                        Regulation S-X.

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview
 Robert Machinist
Troika Media Group, Inc.
November 10, 2020
Page 2
The Impact of the Global COVID-19 Virus, page 34

2. Please revise the discussion on page 35 to include the actual impact of the pandemic on your year-end results now that you have included your fiscal year ended June 30, 2020 audited financial statements in the filing.
Results of Operations
For the fiscal year ended June 30, 2020 compared to the fiscal year ended June 30, 2019, page 35

3. Please expand the discussion to provide more detail regarding the impact of
         "underperformance" on revenues in 2020. Please address price and volume changes in revenues from period to period. Please refer to Financial Reporting Codification section
         501.04 for guidance.
Critical Accounting Policies, page 38

4. We note that you deleted the critical accounting policy for intangible assets in the current amendment. Please revise to include your policy for intangible assets or tell us why you believe it is no longer considered to be a critical accounting policy despite the intangible asset and goodwill impairment recorded in fiscal 2020.
Description of Capital Stock, page 75

5. Please revise the disclosure to correct for the inconsistency between the authorized shares of 300,000,000 in the first sentence and the disclosure to "reduce the authorized shares of common stock from 600,000,000 to 300,000."
Financial Statements
Note 1 - Nature of Business and Summary of Significant Accounting Policies Liquidity, page F-8

6. We note that you disclose the consolidated fiscal year 2022 forecast for adjusted
FirstName LastNameRobert Machinist
       EBITDA. Please revise to move such disclosure from the notes to the financial statements
Comapany   NameTroika
       to MD&A          Mediaall
                  and provide Group, Inc. required pursuant to Rule 11-03 of Regulation S-X disclosures
       regarding
November         forecasts
           10, 2020 Page 2and projections, or alternatively, remove disclosure of the forecast.
FirstName LastName
 Robert Machinist
FirstName LastNameRobert
Troika Media Group, Inc. Machinist
Comapany 10,
November  NameTroika
              2020     Media Group, Inc.
November
Page 3    10, 2020 Page 3
FirstName LastName
        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Elliot Lutzker, Esq.